









































































in Search | Home | My Network | Jobs | Messaging | Notifications | Me | Work | Try for Free

Looking for Board Roles? - Advisory Boards are Seeking CEOs Right Now - Search 42 Currently Open. Ad ···

Message | More...

Jonny Vance · 1st

Writer & Creative Director at Harmon Brothers | I write and direct video ads that profitably drive millions in sales

Provo, Utah Area · 500+ connections · Contact info

Harmon Brothers
Brigham Young University

Providing services
Digital Marketing, Marketing Consulting, Brand Marketing, and Content Strategy
See all details

Highlights

49 mutual connections
You and Jonny both know Eric Stopper, Paul Elmore, and 47 others

You both studied at Brigham Young University
Jonny started at Brigham Young University after you started
Say hello

About

I write funny ads that build your brand and drive millions in sales. At Harmon Brothers we've made iconic ad campaigns for Poo~Pourri, Squatty Potty, Purple Mattress, Chatbooks and Lume Deodorant, just to name a few.
... see more

Featured

See all

Lumē Deodorant: The Musical
YouTube
With this campaign, we helped Lume jump from annual sales of $1.5M to $20M in less...

Squatty Potty: This Unicorn Changed the Way I Poop -
YouTube
"The Greatest Viral Ad in Internet History" - Boing Boing - 600%+ increase in online sale...

FiberFix: Redneck... Off a Cliff
YouTube
Shared over 440k... Over 30 million vi...

Activity

3,232 followers

See all

Brian Nielson David Osborn I would join this noble cause!
Jonny replied to a comment

Haha this is my experience. Less addictive because my brain can't...
Jonny replied to a comment

Truth. Chip is a much better cookie! They do less variety but generally nail their...
Jonny commented

haha yes! We actually featured Dude Wipes card in my game Poo Pocalypse.
Jonny replied to a comment

Experience

Harmon Brothers
4 yrs 9 mos

Creative Director
Jan 2018 – Present · 2 yrs 9 mos
Provo, Utah Area
Creative Directed campaigns for cool companies like Lumē Deodorant and BedJet.

Ad Writer
Jan 2016 – Present · 4 yrs 9 mos
Provo, Utah Area
Lead or Co-writer for client ads including Cub Coats, BedJet, Camp Chef, Chatbooks, Clickfunnels, Squatty Potty (Unicorn Gold), VidAngel, Zerorez, and Vivint.

Social Media Ad Buyer
Jan 2016 – Jan 2018 · 2 yrs 1 mo
Provo, Utah Area
Managed millions of dollars of ad spend on FB, YT and IG for our clients at Harmon Brothers

Sketch Comedy Writer
Studio C
Jul 2014 – Sep 2016 · 2 yrs 3 mos
Wrote comedy sketches for BYUTV comedy show Studio C

Promoted ···

Looking for Board Roles?
Advisory Boards are Seeking CEOs Right Now - Search 42 Currently Open.

Online LL.M. in Taxation
Complete the online program in as little as one year. J.D. required.

Find more domains here.
We're the world's number one domain provider. Get your GoDaddy domain now.

People Also Viewed

Mandy Harmon · 2nd
Creative Director at Harmon Brothers...

Dave Crosby · 2nd
Cofounder and Head of Marketing at Wyze

Jake Christensen · 2nd
Comedy Writer and Video Editor at Harmon...

Jeffrey Harmon · 1st
Co-Founder at HarmonBrothers.com...

Tyler Haws · 2nd
Director of Retail Partnerships at Built Bar

Chris Ryan George · 2nd
Creative Director at Utah Jazz

Zach Atherton · 1st
Writer at Harmon Brothers

Greg Warnock · 2nd
Co-Founder, Managing Director at Mercato...

Nick Ritter · 2nd
Director and Editor at Harmon Brothers

Emily McLean · 1st
Entertainment Business Manager - Mclean...

LEARNING
Add new skills with these courses

Consulting Foundations
34,407 viewers

Consulting Foundations: Building Your Sales System
11,509 viewers

Consulting Professional Weekly Tips
16,147 viewers

See more courses

Promoted ···

Looking for Board Roles?
Advisory Boards are Seeking CEOs Right Now - Search 42 Currently Open.
Learn more

Online LL.M. in Taxation
Complete the online program in as little as one year. J.D. required.
Learn more


Sales Strategy Intern
PepsiCo
Jun 2015 – Aug 2015 · 3 mos
Albuquerque, New Mexico Area


Operations and Marketing Intern
ClearView Live
Sep 2014 – Apr 2015 · 8 mos
Provo, Utah Area


Senior Missionary Teacher
Missionary Training Center
Sep 2013 – Jul 2014 · 11 mos
Provo, Utah Area

Show 1 more experience ∨

Education


Brigham Young University
Genetics and Biotechnology
2009 – 2016

Volunteer Experience


Spanish/English Interpreter
Central Utah Clinic and Surgical Center
May 2014 – Aug 2014 · 4 mos
Social Services

Accomplishments

1 **Language**
Spanish   ∨

Interests


Jeff Weiner
Executive Chairman at LinkedIn
10,821,194 followers


PepsiCo
38,179 members


The Walt Disney Company
3,972,316 followers


Amazon
16,580,690 followers


Tony Robbins
#1 New York Times best-selling author, lif...
6,048,042 followers


Harvard Business Review
11,309,194 followers

See all

Linked in

About   Accessibility   Talent Solutions

Community Guidelines   Careers   Marketing Solutions

Privacy & Terms ∨   Ad Choices   Advertising

Sales Solutions   Mobile   Small Business

Safety Center

? Questions?
Visit our Help Center.

⚙ Manage your account and privacy
Go to your Settings.

Select Language
English (English) ▼

LinkedIn Corporation © 2020

Messaging